[LOWNDES, DROSDICK, DOSTER, KANTOR & REED, P.A. LETTERHEAD]

PETER E. REINERT
DIRECT DIAL: 407-418-6291
NORTH EOLA DRIVE OFFICE
POST OFFICE BOX 2809
ORLANDO, FLORIDA 32802-2809
peter.reinert@lowndes-law.com

March 17, 2009

BY FEDERAL EXPRESS

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

United States Securities and Exchange

    Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	CNL Macquarie Global Growth Trust, Inc. Registration Statement on Form S-11 Filed December 29, 2008 Registration No. 333-156479

Dear Ms. Garnett:

We are writing on behalf of our client, CNL Macquarie Global Growth Trust, Inc. (the “Company”), in response to the comments contained in the Staff’s letter dated February 5, 2009. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter. Since the original filing, the Macquarie Real Estate Group has merged with another operating entity within Macquarie Group. The Macquarie sponsor will now refer to the business platform known as Macquarie Capital Funds, as referenced below and in the attached amendment.

In addition, for your convenience, we have reproduced your comments in this letter and included our responses directly below each comment.

General

1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

0914762\135711\1218473\1 215 NORTH EOLA DRIVE ORLANDO, FLORIDA 32801-2028	TEL: 407-843-4600 • FAX :407-843-4444 • www.lowndes-law.com	450 SOUTH ORANGE AVENUE, SUITE 250 ORLANDO, FLORIDA 32801-3383

Ms. Karen J. Garnett

March 17, 2009

RESPONSE:

To date, the Company has not prepared sales literature or sales materials of any kind for use in connection with the offering. However, if any sales literature or sales materials are prepared in the future, the Company will provide copies to the Staff prior to use.

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

RESPONSE:

We have analyzed the applicability of the tender offer rules, including Rule 14e-4 and Regulation 14E, to our share redemption program. We believe that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

Prospectus Summary, page 1

3. We note that your advisor was recently formed. Please clarify, if true, that your property manager was also recently formed. We also note that both your advisor and property manager will enter into sub-advisory and sub-property management agreements with affiliates of your two sponsors. Considering the role the sub-advisors and sub-property managers will have in your operations, please revise to disclose when those parties were formed.

RESPONSE:

We have revised the section of the Form S-11, captioned “Prospectus Summary — Our Sponsors, Our Advisor and Other Related Entities,” to disclose that the property manager, sub-property managers and sub-advisors were all recently formed.

Our Initial Capitalization, page 3

4. We note the disclosure that affiliates of your two sponsors have agreed to provide you with up to $40 million in funds in exchange for preferred partnership units. You disclose that consents of the noted affiliates are needed for you to draw upon the financing. It is not clear if the consents are required between the effective date and the expiration of six months or if they are always required. Please revise to clarify.

Ms. Karen J. Garnett

March 17, 2009

RESPONSE:

We have revised the section of the Form S-11, captioned “Prospectus Summary — Our Initial Capitalization,” to disclose that, under the Partnership Agreement, the consents from the noted affiliates are only required during the period between the effective date of the registration statement and the expiration of six months after the effective date of the registration statement. Any acquisitions which might necessitate the need for us to draw down on these commitments must be approved by our advisor’s investment committee which is comprised of persons affiliated with our sponsors. Consequently, our investment committee controls effectively whether or not these commitments will be drawn upon prior to the effective date of the registration statement.

5. We note that the preferred partnership units are convertible into unsecured debt or limited partnership units of the operating partnership. Please revise to clarify the terms at which the units are convertible. In this regard we note disclosure on page 134, which describes the initial conversion rate. Please also describe any other conversion rates that will apply.

RESPONSE:

We have revised the section of the Form S-11, captioned “Prospectus Summary — Our Initial Capitalization,” to disclose that there is only one conversion rate of the preferred partnership units into unsecured debt. We have revised the section of the Form S-11, captioned “The Offering Partnership Agreement — General,” by removing the word “initial.”

Risk Factors, Page 3

Our Management, page 6

6. We note the disclosure that certain of your executive officers are also executive officers of your advisor or its affiliates. Please revise to clarify if you will have any executive officers that will not be employed by your sponsors’ affiliates.

RESPONSE:

We have revised the section of the Form S-11, captioned “Prospectus Summary — Our Management,” to disclose that all of our executive officers are also executive officers of our advisor and/or its affiliates by removing the word “certain” and replacing it with the word “all.”

7. We note the disclosure from page 1 that your advisor owes you and shareholders fiduciary duties. Considering they will subcontract out their responsibilities, please revise to clarify if the subcontracted parties are also fiduciaries to you and your shareholders.

Ms. Karen J. Garnett

March 17, 2009

RESPONSE:

Pursuant to Section 17 of the advisory agreement among the Company, its operating partnership and the advisor, the advisor owes a fiduciary duty to the Company and its stockholders and is responsible for the completion and performance of any services and duties performed by any sub-advisors. This responsibility is described in the section of the prospectus, captioned “The Advisor and The Advisory Agreement — Sub-advisors.”

8. We note the disclosure in this section and the question and answer on page 17 that your advisor was recently formed. Please revise to clarify if your advisor currently conducts any operations.

RESPONSE:

We have revised the section of the Form S-11, captioned “Questions and Answers About This Offering,” to disclose that our advisor does not currently conduct any operations.

Our Conflicts of Interest, page 7

9. Please revise this subsection to discuss the conflict that exist due to the fact that your advisor has incentives to purchase properties using debt since the service fee is based on the purchase price and other acquisition fees are based on financing. Also, please discuss this conflict in the Risk Factors section.

RESPONSE:

We have revised the section of the Form S-11, captioned “Prospectus Summary — Our Conflicts of Interest,” by adding the following bullet under this caption to read as follows:

Our compensation arrangements with our advisor may provide an incentive to purchase assets using borrowings because our advisor will receive an investment services fee and other fees based on the purchase price of the acquired asset which includes debt.

We also have added a comparable risk factor in the section of the Form S-11, captioned “Risk Factors.”

10. Please revise the first bullet point to disclose the number of other real estate programs to which your advisor, its affiliates, and related parties may allocate their time. Also, revise the second bullet point to identify the number of affiliate programs that also invest in commercial properties. Provide similar clarification in the appropriate risk factor.

Ms. Karen J. Garnett

March 17, 2009

RESPONSE:

We have revised the first bullet point by adding the following at the end of such bullet:

CNL has one public, and Macquarie Capital Funds and its affiliates have 15 (four public and 11 private) active real estate investment programs with similar investment objectives as ours.

We have revised the second bullet point to clarify that all CNL and all Macquarie Capital Funds real estate programs may invest in commercial properties. We have also revised the section of the Form S-11, captioned “Risk Factors — Our Conflicts of Interest and Our Relationships with Our Advisor, Its Affiliates and Related Parties,” to provide similar clarification.

11. Please revise to discuss the conflicts associated with your ability to buy or sell properties from or to affiliates of your sponsor.

RESPONSE:

We have revised the section of the Form S-11, captioned “Prospectus Summary — Our Conflicts of Interest,” to include a discussion of the conflicts associated with our ability to buy or sell properties from or to affiliates of our sponsors.

Compensation of Our Advisor and Affiliates, page 7

12. Please clarify if your sponsors’ affiliates are entitled to a financing fee for any draw on the $40 million that are exchangeable for preferred partnership units.

RESPONSE:

We have revised the section of Form S-11, captioned “Prospectus Summary — Compensation of Our Advisor and Affiliates,” to make clear that our sponsors’ affiliates are not entitled to a financing fee for any draw on the $40 million that are exchangeable for preferred partnership units.

13. It is not clear why you are not able to provide an estimated amount for the asset management fee. It would appear that the fee could be estimated using the estimated amount available for investment, as disclosed under “Estimated Use of Proceeds” on page 50, and the maximum amount of your leverage. Please revise to include an estimated amount or explain to us why you would not be able to provide such estimate.

RESPONSE:

Although the Company could provide an estimated amount for the asset management fee, the Company believes that such an estimate would be misleading because it may fluctuate significantly. Asset management fees accrue monthly at a rate equal to 0.08334% of the previous month’s total real estate

Ms. Karen J. Garnett

March 17, 2009

and loans, and an amount equal to 0.1042% of the book value of other real estate related securities, and we have disclosed the formulas to calculate the fee. The difficulty of putting a value on this amount over the life of the offering, the life of the REIT, or even in any one given month, is that it is a continuous monthly calculation that will vary and is very difficult to predict for the following reasons:

•	The entire proceeds from the offering will come in over a two year period.

•	An investment in a loan would be continually declining as a result of principal amortization.

•	Assets could be sold and reinvested at amounts that are different than the original asset’s contract price, changing the formula for the fees.

•	The amount of cash that will be on hand in a given month would produce no asset management fee, but this amount will vary.

•	Future cash flows net of dividends paid will impact capital otherwise available for investment.

A disclosure of the amount of such fees expected would have to be accompanied with an extensive discussion of assumptions.

Our Exit Strategy, page 14

14. We note that your board is not required to “recommend” a liquidity event by any certain date even though they must “consider” such event on or before the seventh anniversary of the effective date of this offering. Though you will not recommend a course of action, it is not clear what the consideration by you would consist of. Please revise to discuss the elements and formal steps involved with your consideration and clarify how shareholders will be notified of your determination.

RESPONSE:

In considering whether to liquidate the Company or its assets (and, in connection therewith, seek potential buyers) or to list the Company’s common stock on an exchange, or other transaction constituting a liquidity event (e.g., merger, asset sale), the Company cannot currently predict what its board of directors will consider. However, the Company’s board of directors will exercise its fiduciary duty to the Company’s shareholders in its consideration of a liquidity event.

Estimated Use of Proceeds

15. Please revise to disclose the percentage of the offering proceeds that will be used for investment in your assets.

Ms. Karen J. Garnett

March 17, 2009

RESPONSE:

We have revised the section of the Form S-11, captioned “Prospectus Summary — Estimated Use of Proceeds,” to disclose the percentage of the offering proceeds that will be used for investment in our assets.

Questions and Answers, page 15

16. Please revise to clarify if and when you will provide shareholders with disclosure of your net asset value on a total and per share basis. If you will not provide such information, please include a risk factor to highlight that fact.

RESPONSE:

The Company will provide shareholders with financial reports upon which shareholders may calculate the Company’s net asset value on a total and per share basis. For additional information regarding the reports the Company will provide to its shareholders see the section of the Form S-11, captioned “Reports to Stockholders.”

Risk Factors, page 23

17. We note that the introductory paragraph discloses that the risks in this section are “not the only ones” you face. This section should discuss all material risks. Please revise to remove the qualifying language.

RESPONSE:

We have revised the introductory paragraph to the section of the Form S-11, captioned “Risk Factors,” to remove the qualifying language.

There can be no assurance that we will be able to achieve expected cash flows…, page 27

18. Please expand this risk factor or provide a separate risk factor to address the impact on your ability to pay distributions arising from your use of leverage to purchase properties.

RESPONSE:

We have expanded this risk factor in the section of the Form S-11, captioned “Risk Factors — Company Related Risks,” to clarify that the payments of principal and interest required to service the debt resulting from our policy to use leverage to acquire assets may leave us with insufficient cash to pay distributions.

Ms. Karen J. Garnett

March 17, 2009

If we internalize our management functions…., page 30

19. We note your disclosure here that you may seek to internalize your advisor and that the advisor’s key personnel currently serve various roles with other entities. It is not clear that you would be able to retain the key employees in an internalization transaction. Please revise this risk factor to specifically address this risk.

RESPONSE:

The applicable risk factor in the section of the Form S-11, captioned “Risk Factors — Risks Related to Conflicts of Interest and Our Relationships with Our Advisor, Its Affiliates and Related Parties,” has been revised to indicate that while the Company will attempt to retain key employees as part of an internalization transaction, there is no assurance that the Company will be able to retain any key employees. Also, please see the related risk factor in the section of the Form S-11, captioned “Risk Factors — Company Related Risks,” entitled: “Because we rely on affiliates of CNL or the Macquarie Real Estate Group for advisory, property management and managing dealer services, if these affiliates or their executive officers and other key personnel are unable to meet their obligations to us, we may be required to find alternative providers of these services, which could disrupt our business.”

Risks Related to Our Business, page 31

20. Please provide a risk factor that addresses the current economic downturn and its impact on vacancy rates in commercial office and retail properties. Specifically discuss the risks to your business associated with high vacancy rates. We note the bullet point at the bottom of page 31, however, we believe the particular risks associated with actual trends in vacancy rates should be disclosed.

RESPONSE:

We have added a risk factor in the section of the Form S-11, captioned “Risk Factors — Risks Related to our Business,” stating the increasing vacancy rates for certain classes of assets the Company acquires resulting from recent disruptions in the financial markets and deteriorating economic conditions could adversely affect the value of such assets.

Management Compensation, page 53

21. We note that where your advisor provides a “substantial” amount of services, it is entitled to a disposition fee. Please revise to clarify if substantial means that you would not be obligated to pay selling commissions to any other party.

RESPONSE:

We have added a sentence to the paragraph in the management compensation table contained in the section of the Form S-11, captioned “Management Compensation,” which discusses the Disposition Fee

Ms. Karen J. Garnett

March 17, 2009

to clarify that we may be obligated to pay fees and commissions to another party even when our advisor provides a “substantial” amount of services and is compensated for those services. We have also added a sentence to clarify that the amounts paid to our advisor or its affiliates, when added to the sums paid to unaffiliated parties in such a capacity may not exceed the lesser of (a) a competitive real estate commission or (b) an amount equal to 6% of the contract sales price.

Conflicts of Interest, page 60

Compensation to Our Advisor, page 62

22. We note that the asset management fee is based on the value of assets in your portfolio and is not a performance-based fee. Please revise to discuss the conflicts of interest inherent in this fee arrangement, which ensures payment of fees regardless of the advisor’s success in managing you and the properties.

RESPONSE:

We have revised the section of the Form S-11, captioned “Conflicts of Interest – Compensation of our Advisor,” to discuss potential conflicts of interest associated with the asset management fee arrangement.

23. Please revise to address the conflict of interest that is presented in determining whether to pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursuing listing over liquidation.

RESPONSE:

We have revised the section of the Form S-11, captioned “Conflicts of Interest — Compensation to our Advisor,” to discuss the potential conflicts associated with selecting a liquidity strategy.

Certain Conflict Resolution Policies, page 63

24. We note from the first bullet point that you will not purchase property from an affiliated party at a price greater than the appraised value. Please revise to clarify whether the appraised value will be the value determined by an independent third party appraiser.

RESPONSE:

We have revised the section of the Form S-11, captioned “Conflicts of Interest — Certain Conflict Resolution Policies,” to clarify that the appraised value will be the value determined by an independent third-party appraiser.

Ms. Karen J. Garnett

March 17, 2009

Certain Investment Limitations, page 66

25. We note that several of the limitations may be lifted by independent board approval. For the limitations where you have not included such bypass disclosure, please clarify if those limitations may be waived.

RESPONSE:

The introductory language in the section of the Form S-11, captioned “Investment Objectives and Policies — Certain Investment Limitations,” states that our articles of incorporation contain the limitations and restrictions which are listed in this section. We are bound by the limitations and restrictions contained in our articles of incorporation. Our articles of incorporation are drafted to comply with the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association on May 7, 2007. These guidelines set forth specific prohibitions on certain actions without the approval of a majority of the Company’s directors, as well as a majority of the Company’s independent directors.

Business, page 69

26. We note the disclosure on page 70 of two CNL affiliates that will enter into agreements with the CNL sub-advisor. Please revise to identify and provide a narrative about the CNL sub-advisor.

RESPONSE:

We have revised the section of the Form S-11, captioned “Business — CNL Background — CNL Financial Group,” to provide for a cross-reference to the section of the Form S-11, captioned “The Advisor and the Advisory Agreement – Sub-advisors,” for the more expanded discussion of the CNL Sub-advisor. See also the section of the Form S-11, captioned “The Advisor and the Advisor Agreement — Sub-advisors,” for additional information about the CNL Sub-advisor.

Investing in and Originating Loans, page 78

27. Please revise to clarify how your criteria for investing in properties will apply to making and investing in loans. It appears that you would need to assess the creditworthiness of the borrower in addition to the performance of a property in determining whether to make or purchase a loan. Also, please describe the credit quality of the loans that you may invest in.

RESPONSE:

We have revised the section of the Form S-11, captioned “Business — Investing in and Originating Loans,” to clarify our criteria for making and investing in loans.

Ms. Karen J. Garnett

March 17, 2009

Change in Investment Policies and Limitations, page 81

28. Please revise to clarify if the board has the authority to make policy changes that would cause you to cease qualifying as a REIT.

RESPONSE:

We have added a sentence to the section of the Form S-11, captioned “Change in Investment Policies and Limitations,” to clarify that our board of directors has the authority to make policy changes that would cause us to cease to qualify as a REIT.

Prior Performance Summary

Prior Investment Programs of CNL, page 82

29. Please revise the third paragraph that begins with “during the 22-year period” to disclose the aggregate dollar amount of property purchased and the number of properties sold.

RESPONSE:

We have revised the section of the S-11, captioned “Prior Performance Summary — Prior Investment Programs — CNL,” to add the aggregate dollar amount of property purchased and the number of properties sold.

30. Please limit the narrative summary of public programs to the last 10 years. Similarly, please limit the narrative summary of non-public programs on page 85 to the last 10 years.

RESPONSE:

We have revised the section of the Form S-11, captioned “Prior Performance Summary — Prior Investment Programs — CNL,” to limit the narrative summary of the public programs and non-public programs to the last 10 years.

31. Refer to the table on page 83. For ease of reference, please include the dollar amounts raised in the table itself. Revise to clarify if the $1.9 billion referenced in footnote 4 refers to total raised in all offerings or just the second offering. Also, please update the status of the second and third offering.

RESPONSE:

We have revised the section of the Form S-11, captioned “Prior Performance Summary — Prior Investment Programs — CNL,” to address all of the issues raised with respect to the table referenced.

32. Please limit the table on page 84 to acquisitions during the last three years. Refer to Item 8.A.4 of Industry Guide 5.

Ms. Karen J. Garnett

March 17, 2009

RESPONSE:

We have revised the section of the Form S-11, captioned “Prior Performance Summary — Prior Investment Programs — CNL,” to acquisitions during the last three years.

33. Please confirm that the CNL prior programs experienced no major adverse business developments or conditions, if true. Alternatively, please revise to discuss the major adverse business developments or conditions experienced by the CNL prior programs.

RESPONSE:

Please be advised that the CNL prior programs experienced no major adverse business developments or conditions that negatively impacted their operations or their distributions to stockholders.

Prior Investment Programs — Macquarie Real Estate Group, page 86

34. Please revise the disclosure on page 87 to summarize the method of financing the sponsor’s acquisitions during the last three years.

RESPONSE:

We have revised the disclosure in the Form S-11, captioned “Prior Performance Summary — Prior Investment Programs — Macquarie Capital Funds,” to summarize the sponsor’s acquisitions during the last three years.

Management, page 94

35. Please revise to disclose the amount of time your executive officers will devote to you and whether they are also involved with the management of other programs.

RESPONSE:

We have revised the section of the Form S-11, captioned “Management,” to disclose that our executive officers are not required to devote any specific amount of time to us. Our executive officer’s biographies reflect their involvement with other programs.

Oversight of our Advisor, page 108

36. We note that your independent directors will evaluate the performance and reasonableness of the compensation arrangement with your advisor. Please revise to clarify what actions the directors would take should they determine that the compensation is not reasonable. If the only possible action is to terminate the advisory relationship, please revise to clarify the fees you would owe upon termination of the advisory agreement for such reason.

Ms. Karen J. Garnett

March 17, 2009

RESPONSE:

We have revised the section of the Form S-11, captioned “The Advisor and The Advisory Agreement — The Advisory Agreement — Oversight of our Advisor,” to disclose that if the Company’s independent directors determine that the performance of the advisor is unsatisfactory or that the compensation to be paid to the advisor is unreasonable, the independent directors may take any actions that they deem to be in the best interests of the Company and its stockholders under the circumstances, including terminating the advisory agreement and retaining a new advisor. As already discussed in the section of the Form S-11, captioned “The Advisor and The Advisory Agreement — The Advisory Agreement — Term and Termination of the Advisory Agreement,” the advisory agreement may be terminated by a majority of the Company’s independent directors upon 60 days’ prior written notice, without cause and without penalty.

The section of the Form S-11, captioned “The Advisor and The Advisory Agreement — The Advisory Agreement — Term and Termination of the Advisory Agreement,” clarifies that in the event that the advisory agreement is terminated, the advisor will be entitled to receive all accrued but unpaid compensation and expense reimbursements in cash or listed equity securities within 30 days of the termination date. In addition, in the event that the advisory agreement is terminated other than for “cause,” the advisor will be entitled to be paid the performance fee discussed in the Form S-11. For purposes of termination, “cause” means: (i) fraud, criminal conduct, willful misconduct or willful negligent breach of fiduciary duty by the advisor; or (ii) a material breach of the advisory agreement by the advisor that is not cured within 30 days after notice given to the advisor specifying the nature of the breach. The advisor will not be entitled to any additional compensation upon termination.

Sub-advisors, page 110

37. We note the disclosure on page 111 that your sub-advisors will be reimbursed for all reasonable and necessary expenses incurred or paid for on the advisor’s behalf. Please revise to clarify if you are responsible to reimburse your advisor for the noted reimbursements to the sub-advisors.

RESPONSE:

We have revised the section of the Form S-11, captioned “The Advisor and the Advisory Agreement — Sub-Advisors,” to clarify that we are responsible for reimbursing our advisor for expenses paid or incurred by our advisor and its affiliates or sub-advisors, if applicable, subject to the restrictions on the reimbursement of expenses contained in our Advisory Agreement.

Federal Income Tax Considerations, page 138

38. We note the disclosure in the introductory paragraph that the “summary does not address all possible tax considerations that may be material to an investor.” As this section is intended to summarize all material tax consequences, please revise to remove the qualification.

Ms. Karen J. Garnett

March 17, 2009

RESPONSE:

We have revised the section of the Form S-11, captioned “Federal Income Tax Considerations” and its introductory paragraph to remove the qualifying language.

Volume Discounts, page 163

39. Please explain how you determined the 0.5% commission on sales payable to your Managing Dealer. It is not clear why the amount payable to the Managing Dealer is less than the amount available for reallowance.

RESPONSE:

We have revised the volume discount tables in the section of the Form S-11, captioned “Plan of Distribution — Volume Discounts,” to remove the reference to the 0.5% entirely which reference was unnecessarily confusing. The Managing Dealer will be paid the 7% commission, or a lesser amount in the case of volume discounts, and the Managing Dealer may reallow any or all of the commissions to participating brokers (whether or not decreased by volume discounts). The intent of these tables is simply to illustrate how a volume buyer could pay less than the then current offering price and in such case our Net Proceeds would be substantially the same.

Financial Information

Note 2 — Summary of Significant Accounting Policies

Organization and Offering Costs, page F-3

40. Please consider expanding your disclosure to include the amount of potentially reimbursable organization and offering costs incurred to date.

RESPONSE:

We will, in a future amendment, revise the section of the Form S-11, captioned “Report of Independent Registered Certified Public Accounting Firm,” containing the Notes to the Consolidated Financial Statements to include the estimated amount of potentially reimbursable organization and offering cost incurred through the then most recent audited balance sheet date.

Prior Performance Tables — CNL, page A-1

41. Please tell us why you have limited your prior performance disclosure to prior public programs. It is not clear to us that your prior public programs meet the definition of “public track record” in Item 8 of Guide 5. Provide a similar analysis with respect to Macquarie.

Ms. Karen J. Garnett

March 17, 2009

RESPONSE:

The rules indicate that a sponsor would be considered to have a public track record if it has sponsored at least three programs with investment objectives similar to the registrant that file reports under Section 13(a) or Section 15(d) of the Exchange Act and at least two public programs with investment objectives similar to those of the registrant that had three years of operations after investment of 90% of the amount available for investment. In addition, at least two of the public offerings for programs with investment objectives similar to those of the registrant must have closed in the previous three years.

Please refer to the table below for a summary of recently sponsored public programs for CNL.

Prior Program	Filed Reports Under Section 13(a) or 15(d)	Investment Objectives Similar	Effective Date of 1st Offering	Date Last Offering Closed	Date of Liquidity Event
CNL Income Fund XVIII	Yes	Yes	8/11/1995	2/6/1998	2/25/2005
CNL Restaurant Properties, Inc.	Yes	Yes	3/29/1995	1/31/1999	2/25/2005
CNL Hotels & Resorts, Inc.	Yes	Yes	7/9/1997	3/12/2004	4/12/2007
CNL Retirement Properties, Inc.	Yes	Yes	9/19/1998	3/26/2006	10/5/2006
CNL Lifestyle Properties, Inc.	Yes	Yes	4/16/2004	ongoing	N/A

The table demonstrates that CNL has sponsored five programs since 1995 with investment objectives similar to those of the registrant. All of the programs currently file or did file reports under Section 13(a) or 15(d) of the Exchange Act. As of December 31, 2007 four of the programs had at least three years of operations after investment of 90% of the amount available for investment from the proceeds of their initial offerings. The last offering of CNL Retirement Properties, Inc. and the first offering of CNL Lifestyle Properties, Inc each closed in 2006.

Ms. Karen J. Garnett

March 17, 2009

Please refer to the table below for a summary of five recently sponsored public programs for Macquarie Capital Funds and its affiliates.

Prior Program	Filed Reports Under Section 13(a) or 15(d)	Investment Objectives Similar	Effective Date of 1st Offering	Date Last Offering Closed	Date of Liquidity Event
Macquarie CountryWide Trust	See note below	Yes	12/31/95	4/23/07	N/A
Macquarie Office Trust	See note below	Yes	11/24/93	8/8/07	N/A
Macquarie DDR Trust	See note below	Yes	11/21/03	1/1/05	N/A
Macquarie ProLogis Trust	See note below	Yes	6/25/02	4/1/04	7/16/07
Starhill Global REIT	See note below	Yes	9/13/05	9/13/05	*
Macquarie Central Office CR-REIT	See note below	Yes	12/2/03	12/12/03	N/A

The table demonstrates that Macquarie Capital Funds and its affiliates have sponsored six programs since 1993 with investment objectives similar to those of the registrant. As of June 30, 2008 all of the programs had at least three years of operations after investment of 90% of the amount available for investment from the proceeds of their initial offerings. As of June 30, 2008, the last offerings of Macquarie CountryWide Trust and Macquarie Office Trust each closed in 2007.

We believe that Macquarie Capital Funds and its affiliates have experience comparable to that of sponsors of programs that file reports with the SEC and therefore should report prior performance information as if it had a “public track record.” Each of these programs was offered outside the United States and, while they do not file reports with the Securities and Exchange Commission under Section 13(a) or Section 15(d) of the Exchange Act, as noted above, Macquarie CountryWide Trust, Macquarie Office Trust, Macquarie DDR Trust and Macquarie ProLogis Trust are subject to the regulation and filing requirements of the Australian Securities and Investment Commission (“ASIC”) and the Australian Securities Exchange (“ASX”). The programs that are disclosed in the Macquarie Capital Funds portion of the prior performance tables are required to, and do, file reports similar to those under Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934, and those reports are subject to review by ASIC. The reports filed by these programs are publicly available at the ASX’s website (www.asx.com.au). Starhill Global REIT (formerly Macquarie PRIME REIT) is subject to the continuous disclosure regime of the Singapore Stock Exchange. In addition, the manager of Starhill Global REIT is subject to regulation by the Monetary Authority of Singapore. The reports filed are publicly available at the website of the SG-X (www.sgx.com). Macquarie Central Office CR-REIT is

Ms. Karen J. Garnett

March 17, 2009

subject to the regulation and filing requirements of the Financial Investments Services and Capital Markets Act and the Real Estate Investment Company Act. Macquarie Central Office CR-REIT files reports through the websites of the Korean Exchange and the Financial Supervisory Services under Articles 7, 8 and 9 of the Stock Market Disclosure Regulation and Article 40 of the Enforcement Decree of the Estate Investment Company Act. The reports filed are publicly available at the websites of Korean Exchange (www.krx.co.kr) and the Financial Supervisory Services (http://dart.fss.or.kr/). Additionally, each of the programs has at least 300 security holders of record and initially raised at least $1 million.

Because we believe that Macquarie Capital Funds and its affiliates have a public track record within the intent of the definition contained in Item 8 to Guide 5 (Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships), we included our prior performance disclosure in the Prior Performance Table for these prior public programs.

*	A liquidity event has not occurred with respect to Starhill Global REIT. On December 31, 2008, Macquarie completed the sale of its approximate 26% holding in Starhill Global REIT (formerly known as Macquarie PRIME REIT).

Table II, page A-6

42. Please revise footnote 3 to identify the number of programs included in the “other programs” column. Also, please confirm that this column includes aggregate information for all other programs within the last three years that are not otherwise required to be disclosed in Table II.

RESPONSE:

We have revised the section of the Form S-11, captioned “Prior Performance Tables — CNL — Table II, Note 3,” to clarify that only one prior public program is included in the “Other Programs” column. This program (CNL Hotels & Resorts, Inc.), whose last offering closed on March 12, 2004, is the only other prior public program that made payments to the sponsor during the three years ended December 31, 2007.

43. Please explain why you have provided data only for the last three years when disclosing the cash generated and amount paid to the sponsor. Table II should reflect fees paid over the life of the program.

RESPONSE:

We have revised the section of the Form S-11, captioned “Prior Performance Tables — CNL — Table II,” to include for CNL Lifestyle Properties, Inc. all amounts paid to the sponsor from inception through December 31, 2007, and for CNL Retirement Properties, Inc. through September 30, 2006 as its liquidity event took place on October 5, 2006. The amounts in the “Other Programs” column only reflect the most recent three years, per the instructions.

Ms. Karen J. Garnett

March 17, 2009

44. Please revise the disclosure under “amount paid to sponsor from operations” to separately show amounts paid to the sponsor and its affiliates for each category of fees. For instance, you should disclose the total amount paid to the sponsor and its affiliates in advisory fees, property management fees, leasing fees, and reimbursements separately. This comment also applies to Table II for Macquarie sponsored programs.

CNL RESPONSE:

We have revised the section of the Form S-11, captioned “Prior Performance Tables — CNL — Table II,” to expand the disclosure under amount paid to sponsor from operations to separately show asset management fees and reimbursements. These are the only applicable categories.

MACQUARIE RESPONSE:

We have revised the section of the Form S-11, captioned “Prior Performance Tables — Macquarie — Table II,” to reflect the additional disclosures requested.

45. Please tell us whether the sponsor deferred or waived any fees from sales or refinancing of properties for these programs. If so, please provide footnote disclosure regarding the amount of fees incurred and the amounts deferred or waived.

RESPONSE:

The sponsor has not deferred or waived any fees from sales or refinancing of properties for the programs.

Table III, page A-8

46. Please tell us why you have provided only two years worth of operating results for several of the programs disclosed here and for Macquarie instead of the three-years provided in Table III of Guide 5.

CNL RESPONSE:

As shown in the section of the Form S-11, captioned “Prior Performance Tables — CNL —Table III,” CNL Retirement Properties, Inc was acquired by a third party in October of 2006 and CNL Hotels & Resorts was acquired by a third party in April of 2007. The information originally presented was for the applicable periods in the last three years currently on file with the Commission.

MACQUARIE RESPONSE:

As shown in the section of the Form S-11, captioned “Prior Performance Tables — Macquarie — Table III,” three years worth of data was included for each of Macquarie’s programs.

Ms. Karen J. Garnett

March 17, 2009

47. We note that you have not included line items for “profit on sale of properties” and the three cash generated line items following “cash generated from operations.” Please tell us why you have omitted these items from your table.

RESPONSE:

We have revised the section of the Form S-11, captioned “Prior Performance Tables — CNL — Table III,” to include the additional line items per your request. The tables were initially prepared to follow the presentation in each of the respective Company’s GAAP basis financial statements as closely as possible.

48. If you choose to include the line item for “Total cumulative cash distributions per $1,000 investment from inception,” please revise to disclose the inception date for each program.

RESPONSE:

We have revised the section of the Form S-11, captioned “Prior Performance Tables — CNL — Table III,” to include the inception date for each program.

Prior Performance Tables – Macquarie Real Estate Group, page B-1

49. Please tell us why you omitted Macquarie DDR from this table.

RESPONSE:

Macquarie DDR Trust was omitted from Table I, as MDT only raised funds through DRP issuances over the previous three fiscal years. Total amount raised over this time was approximately A$76.5 million with associated offering expenses of approximately A$164,000. These funds were not used for acquisitions, but for capital expenditures on existing assets. Please note that this explanation was included as footnote #1 on Table 1.

50. We note the inclusion of the reinvestment plans in your computation of the amounts offered and raised. Table I is intended to provide an illustration of a sponsor’s track record with raising funds and applying them. Because the reinvestment plans do not illustrate your sponsor’s success or failure in raising funds from investors, it should not be included in this table. Please revise the table. Also, if you have included the reinvestment plans in your computation of the disclosure under the caption “capital raising” on page 86, please revise to recompute those numbers accordingly.

RESPONSE:

We disagree that the dividend reinvestment plans should be excluded from Table I. We believe that dividend reinvestment plans (“DRP”) do illustrate the sponsor’s success or failure in raising funds from investors as the DRP is discretionary and investors elect whether or not to participate in the program. DRP is an essential part of raising capital. Please consider the following in support of our argument:

•

Participation in the DRP is discretionary. Investors must elect to participate in the DRP and may choose to have all of their units or a certain number of their units participate in the program. Investors can elect to terminate participation from DRP at any time. The participation rate for Macquarie CountryWide Trust was 52.8% and the participation rate for Macquarie Office Trust was 39.6%.

Ms. Karen J. Garnett

March 17, 2009

•

Table I separately discloses the total amount of DRP offered and the total amount raised via DRP. During the previous three year period, funds raised via DRP represented 63% of total funds raised by Macquarie CountryWide Trust and 39% of total funds raised by Macquarie Office Trust.

•

Because the DRP is a material part of the capital raise, it is necessary for the DRP funds to be included in Table I to properly calculate the percentage available for investment and total acquisition costs. To include DRP in the calculations and not in the amount offered and raised would be inconsistent.

•

DRP funds are included (and disclosed as being included) in Tables II and IV. To exclude DRP from Tables II and IV would misrepresent the data given the size of the DRP. For example, to exclude DRP from Table IV would show a higher return per $1000 as we would be reducing the base upon which the $1000 is calculated.

51. In your prior performance summary section, please revise to discuss the difference between the institutional placement and unit purchase plan.

RESPONSE:

We have revised the section of the Form S-11, captioned “Prior Performance Tables — Macquarie Capital Funds,” to discuss the difference between the institutional placement and unit purchase plan.

Part II

Undertakings, page II-2

52. Please revise to provide the undertakings required Item 512(a)(5)(ii) of Regulation S-K, which relate to filings under Rule 430C and Item 512(a)(6).

RESPONSE:

We have revised the section of the Form S-11, Part II, captioned “Item 37. Undertakings,” required by Item 512(a)(5)(ii) of Regulation S-K, which related to filings under Rule 430C and Item 512(a)(6).

Ms. Karen J. Garnett

March 17, 2009

Exhibits

53. Please file the legal and tax opinions with the next amendment or provide a draft opinion for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.

RESPONSE:

Attached to this letter as Exhibits 5.1 and 8.1 are the legal and tax opinions in draft form, respectively, for your review.

54. Please file the $40 million financing commitment agreement with the affiliates of your sponsors as an exhibit to the registration statement.

RESPONSE:

The $40 million financing commitment with the affiliates of our sponsors is contained in the Limited Partnership Agreement of CNL Macquarie Growth, LP, section 4.2(a), which is Exhibit 10.1 to the Form S-11.

Please contact me or Kevin J. Lavin, Esq. at (703) 720-7011 if you have any questions regarding the foregoing. Also enclosed, as requested, with this letter is a marked copy of the amendment which highlights the changes we have made to our original Form S-11. Further, please advise whether the Staff has any additional comments to the Form S-11.

Best regards.

Very truly yours,

LOWNDES, DROSDICK, DOSTER, KANTOR & REED, P.A.

/s/ Peter E. Reinert
Peter E. Reinert

PER/cb

Encls.

cc:	Duc Dang (SEC)
Jamie John (SEC)
Cicely LaMothe (SEC)
Kevin J. Lavin, Esq.
David Malinger, Esq.
Michael J. Choate, Esq.

EXHIBIT 5.1

                    , 2009

CNL Macquarie Global Growth Trust, Inc.

450 South Orange Avenue

Orlando, FL 32801

Ladies and Gentlemen:

We have acted as counsel for CNL Macquarie Global Growth Trust, Inc., a Maryland corporation (the “Company”), in connection with the registration and proposed sale of 150,810,811 shares of common stock of the Company, par value $.01 per share (the “Shares”), pursuant to the Registration Statement on Form S-11 (File No. 333-156479) which was filed by the Company under the Securities Act of 1933 (the “Registration Statement”).

Based upon an examination and review of, and in reliance upon, such documents as we have deemed necessary, relevant or appropriate, we are of the opinion that upon payment for and issuance and delivery as provided in the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Opinions” in the prospectus constituting a part of the Registration Statement.

Cordially yours,

LOWNDES, DROSDICK, DOSTER, KANTOR
& REED, P.A.

EXHIBIT 8.1

                    , 2009

CNL Macquarie Global Growth Trust, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Ladies and Gentlemen:

We have acted as special tax counsel to CNL Macquarie Global Growth Trust, Inc. (the “Company”), a Maryland corporation, in connection with the Company’s offering (the “Offering”) of shares of its common stock pursuant to the Registration Statement on Form S-11 (Registration No. 333-156479) filed by the Company with the U.S. Securities and Exchange Commission (the “Registration Statement”) and the prospectus included therewith, each as amended through the date hereof. As a part of our representation, you have requested our opinion regarding certain U.S. federal income tax matters in connection with the Offering.

In connection with our opinions expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Reviewed Documents”):

(1)	the Registration Statement;

(2)	the Articles of Incorporation of the Company, certified as of a recent date by the State Department of Assessments and Taxation of the State of Maryland;

(3)	the form of the Company’s Articles of Amendment and Restatement, as filed as an exhibit to the Registration Statement (the “Amended and Restated Articles”);

(4)	the Company’s bylaws, as filed as an exhibit to the Registration Statement (the “Bylaws”);

(5)	the Limited Partnership Agreement of CNL Macquarie Growth, LP (the “Operating Partnership”);

(6)	a certificate from the Company, dated as of the date hereof, setting forth certain representations relating to the organization and proposed operation of the Company, the Operating Partnership and their respective subsidiaries; and

(7)	such other documents, certificates and records provided to us by the Company which we have deemed necessary or appropriate as a basis for the opinions set forth herein.

For the purposes of our opinions, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinions. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinions.

In our review, we have assumed, with the Company’s consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also, with respect to documents we did not prepare ourselves (or did not supervise the execution of), assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinions set forth in this letter are based on relevant provisions of the Internal Review Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the United States Department of Treasury (the “Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history and existing administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling, all as of the date hereof.

In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, these opinions are based on the assumption that the Company, the Operating Partnership and their respective subsidiaries will each be operating in the manner described in the Amended and Restated Articles, the Bylaws and the Operating Partnership’s Limited Partnership Agreement, as applicable, and the other organizational documents of each such entity and their subsidiaries and that all terms and provisions of such agreements and documents will be complied with by all parties thereto.

It should be noted that all statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Furthermore, if the facts vary from those relied upon (including if any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinions contained herein could be inapplicable. Moreover, the qualification and taxation of the Company as a real estate investment trust under the Code (a

“REIT”) depends upon the Company’s ability to satisfy the various qualification tests imposed under the Code, including tests based upon actual annual operating results, distribution levels and diversity of share ownership. We do not undertake to monitor whether the Company actually will satisfy such qualification tests. Accordingly, no assurance can be given that the actual results of the operations of the Company for one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that:

(i)	the Company will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with the Company’s taxable year ending December 31, 2009, and the Company’s proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT beginning with the Company’s taxable year ending December 31, 2009; and

(ii)	the discussion in the Registration Statement, under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is accurate in all material respects.

The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters to which the Company has requested our opinion. Other than as expressly stated above, we express no opinion on any issue relating to the Company or the Operating Partnership, or to any investment therein.

For a discussion relating the law to the facts and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussion of federal income tax issues, which we assisted in preparing, in the discussion in the Registration Statement under the heading “Federal Income Tax Considerations.” We assume no obligation to advise the Company of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update this opinion letter from time to time. The Company should be aware that an opinion of counsel only represents counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurances can be given that a contrary position may not be taken by the IRS or that a court considering the issues would not hold otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Arnold & Porter LLP in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission.

Sincerely,

ARNOLD & PORTER LLP